Exhibit 12.1

ViroPharma Incorporated

Schedule of Ratio of Earnings to Fixed Charges

	2005	2004	2003	2002	2001
Net Income (Loss) from continuing operations	65,129,838	(19,533,326)	(36,941,939)	(26,622,883)	(78,481,204)
Add:
Fixed charges	11,568,499	10,653,814	8,998,923	11,434,451	11,978,112

Earnings as adjusted	76,698,337	(8,879,512)	(27,943,016)	(15,188,432)	(66,503,092)

Fixed Charges:
Interest (gross)	10,322,838	8,950,190	7,825,657	10,248,483	10,800,693
Portion of rent representative of the interest factor	264,479	334,539	561,376	400,253	358,962
Amortization of debt issuance costs	981,182	1,369,085	611,890	785,715	818,457

Total fixed charges	11,568,499	10,653,814	8,998,923	11,434,451	11,978,112

Deficiency of earnings to cover fixed charges	N/A	19,533,326	36,941,939	26,622,883	78,481,204